Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-237990

June 2, 2020

UCLOUDLINK GROUP INC.

UCLOUDLINK GROUP INC., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting I-Bankers Securities, Inc. at 535 5th Avenue, Suite 415, New York, NY 10017, United States of America, Attention: Operations Department, by calling 214-687-0020 or via email: operations@ibsgroup.net, Valuable Capital Limited, at Room 2808, 28th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, Attention: ECM Department , by calling +852 2500 0341 or via email: ecm@valuable.com.hk, Tiger Brokers (NZ) Limited at Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010, Attention: Vincent Cheung, by calling +64-93-938-128 or via email: info_nz@tigerfintech.com, or Loop Capital Markets LLC, at 111 West Jackson Boulevard, Suite 1901, Chicago, Illinois 60604, United States of America, Attention: ECM department, by calling +1 (312) 356-5008 or via email: LoopECM@loopcapital.com. You may also access the Company’s most recent prospectus dated June 2, 2020, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on June 2, 2020, or Amendment No.  3, by visiting EDGAR on the SEC website at:

https://www.sec.gov/Archives/edgar/data/1775898/000119312520158583/d701290df1a.htm

The following information supplements and updates the information contained in the Company’s Amendment No. 3 to the Company’s registration statement on Form F-1 dated June 2, 2020. All references to page numbers are to page numbers in Amendment No. 3.

(1)	Amend the paragraph under the table on page 79 to read as follows:

US$1.00 increase (decrease) in the assumed initial public offering price of US$19.25 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by US$2.4 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.01 per ordinary share and US$0.08 per ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.09 per ordinary share and US$0.92 per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Amend the first footnote under the table on page 78 to read as follows:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity, and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. The expense incurred as a result of the redesignation of certain of our ordinary shares into Class B ordinary shares upon completion of this offering is insignificant.

(3)

Amend the third paragraph of the risk factor under the heading “Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services, and brand.” on page 23 to read as follows:

Litigation may be necessary to enforce our intellectual property rights. For example, in August 2018, we filed a complaint against SIMO Holdings Inc., or SIMO, and Skyroam Inc. in the United States District Court for the Northern District of California, claiming infringement of two of our U.S. patents. There was a stipulated dismissal of the claim regarding one patent in September 2019. The defendants filed answer and counterclaim alleging trade secret misappropriation. The court granted our motion to dismiss the counterclaim and dismissed the trade secret misappropriation counterclaim with prejudice on September 12, 2019. The lawsuit is currently in discovery stage. SIMO also filed petition for inter partes review to United States Patent and Trademark Office (USPTO) in August 2019, alleging that our patent in this litigation is invalid. The USPTO denied the petition in February 2020 and SIMO filed a request for rehearing in March 2020, which was denied in May 2020. We filed three other lawsuits against Shenzhen Skyroam Technology Co., Ltd. in the Intermediate People’s Court of Shenzhen in January, September, and November 2019, respectively, claiming patent infringements. The first one is currently suspended and awaiting to be resumed. The hearing of the second one will be held on June 12, 2020. The defendant filed an invalidation petition against patent No. 366.4 in Patent Reexamination Board of National Intellectual Property Administration in PRC in March 2020 and the second lawsuit may be suspended but we are still waiting for the court’s further notice. With respect to the third one, the defendant objected on jurisdictional ground on March 19, 2020, but had been ruled against by the court on April 8, 2020. The defendant appealed for the above ruling on April 30, 2020, and as of the date of this prospectus, we are waiting for the court’s further notice.

(4)	Amend the fourth paragraph on page 164 to read as follows:

In August 2018, we filed a complaint in the name of HONGKONG UCLOUDLINK NETWORK TECHNOLOGY LIMITED and Ucloudlink (America), Ltd. against SIMO and its affiliate Skyroam Inc. in the United States District Court for the Northern District of California. We claimed that the defendants infringed and continued to infringe two of our patents. There was a stipulated dismissal of the claim regarding one patent in September 2019. The defendants filed answer and counterclaim alleging trade secret misappropriation. The court granted our motion to dismiss the counterclaim and dismissed the trade secret misappropriation counterclaim with prejudice on September 12, 2019. This lawsuit is currently in discovery stage. SIMO also filed petition for inter partes review to United States Patent and Trademark Office (USPTO) in August 2019, alleging that our patent in this litigation is invalid. The USPTO denied the petition in February 2020 and SIMO filed a request for rehearing in March 2020, which was denied in May 2020.

(5)	Amend the last paragraph on page 116 to read as follows:

In April 2020, we granted 4,963,017 share options to our employees under the 2018 Plan, with a weighted average exercise price of US$0.55. The commencement date of exercise is 6 months after the completion of this offering. A total of 13,867,664 options will be exercisable at the commencement date of exercise. The total fair value of the options issued in April 2020 is US$6.9 million, which is calculated using the binomial option pricing model based on an estimated underlying fair value of ordinary shares of US$1.93 per share, being the midpoint of the estimated range of the initial public offering price. The total compensation expense from all issued options that will be recognized up to the commencement date of exercise is US$49.4 million, of which US$34.3 million will be recognized upon the completion of the initial public offering.

(6)	Amend the second paragraph on page 165 to read as follows:

In June 2019, Shenzhen Skyroam Technology Co., Ltd. filed a complaint in the Intermediate People’s Court of Shenzhen alleging trade secret misappropriation against one of our employees who is a former employee of Shenzhen Skyroam Technology Co., Ltd., one of our officers and us. The plaintiff alleged that we misappropriated their trade secret by falsely obtaining, disclosing and using the trade secret regarding technology and operation of the plaintiff, and it claimed damages of approximately US$14 million and cessation of misappropriation. The court denied our motion to transfer the lawsuit from the Intermediate People’s Court of Shenzhen to the Higher People’s Court of Guangdong and we have appealed for jurisdiction objection on September 17, 2019. On May 8, 2020, the Supreme People’s Court ruled against our appeal and such lawsuit will be heard by the Intermediate People’s Court of Shenzhen. Also, in June 2019, Shenzhen Skyroam Technology Co., Ltd. filed a complaint against us in the Intermediate People’s Court of Shenzhen regarding a patent ownership dispute. The plaintiff alleged that our patent No. 011.8, invented by a former employee of our company who had previously worked with the plaintiff, is actually the technical achievement of the plaintiff, thus the patent should be owned by the plaintiff, and it claimed damages of approximately US$21,000. The exchange of evidence was held in August 2019 and we applied to suspend the lawsuit on October 15, 2019. We further received the court’s summons on November 7, 2019 and the first hearing of this lawsuit was held on January 6, 2020. A second hearing may be held in future and the court has not yet reached a verdict. Due to the aforementioned lawsuit, the invalidation petition against patent No. 011.8, which was filed by Shenzhen Skyroam Technology Co., Ltd. in Patent Reexamination Board of National Intellectual Property Administration in PRC in April 2019, has been suspended. We believe the claims do not have merit and intend to defend ourselves vigorously. In addition, in July 2019, Shenzhen Skyroam Technology Co., Ltd. filed another complaint in the Intermediate People’s Court of Shenzhen against us relating to the ownership of Patent No. 104.4. The plaintiff alleged that our patent No. 104.4, invented by a former employee of our company who had previously worked with the plaintiff, is actually the technical achievement of the plaintiff, thus the patent should be owned by the plaintiff, and the plaintiff claimed damages of approximately US$21,000. We objected on jurisdictional ground on October 14, 2019 and the court ruled against us. We have appealed for jurisdiction objection. In the most unfavorable outcome of the aforementioned three cases, we will lose patent No. 011.8 and No. 104.4 and pay damages up to US$14 million approximately.

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